UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*
USA Mobility, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
90341G-10-3
(CUSIP Number)

David C. Abrams
c/o Abrams Capital, LLC 222 Berkeley Street, 22nd Floor
Boston MA 02116
(617) 646-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  90341G-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Abrams Capital Partners II, L.P. Abrams Capital, LLC Pamet Capital Management, L.P. Pamet Capital Management, LLC David Abrams
2.	Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds	WC, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.

Citizenship or Place of Organization

Abrams Capital Partners II, L.P. - Delaware

Abrams Capital, LLC - Delaware

Pamet Capital Management, L.P. - Delaware

Pamet Capital Management, LLC - Delaware

David Abrams - United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.

Shared Voting Power

Abrams Capital Partners II, L.P. - 2,573,713 (See Item 5)

Abrams Capital, LLC - 3,319,554 (See Item 5)

Pamet Capital Management, L.P. - 3,571,997 (See Item 5)

Pamet Capital Management, LLC - 3,571,997 (See Item 5)

David Abrams - 3,755,910 (See Item 5)

	9.	Sole Dispositive Power None
	10.

Shared Dispositive Power

Abrams Capital Partners II, L.P. - 2,573,713 (See Item 5)

Abrams Capital, LLC - 3,319,554 (See Item 5)

Pamet Capital Management, L.P. - 3,571,997 (See Item 5)

Pamet Capital Management, LLC - 3,571,997 (See Item 5)

David Abrams - 3,755,910 (See Item 5)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

Abrams Capital Partners II, L.P. - 2,573,713 (See Item 5)

Abrams Capital, LLC - 3,319,554 (See Item 5)

Pamet Capital Management, L.P. - 3,571,997 (See Item 5)

Pamet Capital Management, LLC - 3,571,997 (See Item 5)

David Abrams - 3,755,910 (See Item 5)

12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.

Percent of Class Represented by Amount in Row (11)

Abrams Capital Partners II, L.P. - 9.41% (See Item 5)

Abrams Capital, LLC - 12.14% (See Item 5)

Pamet Capital Management, L.P. - 13.06% (See Item 5)

Pamet Capital Management, LLC - 13.06% (See Item 5)

David Abrams - 13.73% (See Item 5)

14.

Type of Reporting Person (See Instructions)

Abrams Capital Partners II, L.P. – OO (Limited Partnership)

Abrams Capital, LLC – OO (Limited Liability Company)

Pamet Capital Management, L.P. – OO (Limited Partnership)

Pamet Capital Management, LLC – OO (Limited Liability Company)

David Abrams – IN

Item 1.	Security and Issuer

Title of Class of Equity Securities: This statement relates to certain shares of common stock, par value $0.0001 per share ("Shares"), of USA Mobility, Inc. (the "Issuer"), a Delaware corporation with principal offices at 6677 Richmond Highway, Alexandria, Virginia 22306.

Item 2.	Identity and Background

(a) The names of the Reporting Persons filing this statement are Abrams Capital Partners II, L.P. (“ACP II”), Abrams Capital, LLC (“Abrams Capital”), Pamet Capital Management, L.P. (“Pamet L.P.”), Pamet Capital Management, LLC (“Pamet LLC”), and David C. Abrams. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is c/o Abrams Capital, LLC, 222 Berkeley Street, 22nd Floor, Boston MA 02116.

(c) ACP II is a Delaware limited partnership formed for the purpose of making investments. The principal business of Abrams LLC is serving as the general partner of ACP II and certain other private investment funds. The principal business of Pamet L.P. is providing investment management services to ACP II and certain other private investment funds. The principal business of Pamet LLC is serving as general partner of Pamet L.P. Mr. Abrams's principal occupation is serving as managing member of investment management companies and related entities. Mr. Abrams is also a director of the Issuer.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) ACP II is a Delaware limited partnership. Abrams Capital is a Delaware limited liability company. Pamet L.P. is a Delaware limited partnership. Pamet LLC is a Delaware limited liability company. Mr. Abrams is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

ACP II, the other private investment funds over which Mr. Abrams ultimately has voting and/or investment control (as described in Item 5 below) and Mr. Abrams himself acquired Shares as a result of the merger of Arch Wireless, Inc. ("Arch") and Metrocall Holdings, Inc. ("Metrocall"), pursuant to which merger each such entity became a subsidiary of the Issuer. ACP II and the other private investment funds received such Shares in consideration for an aggregate of 1,771,492 shares of common stock of Arch and 274,000 shares of common stock of Metrocall previously held by ACP II and the other private investment funds, which shares were exchanged for Shares and cash pursuant to such merger. Mr. Abrams became a director of the Issuer immediately after the effective time of such merger.

Between November 2004 and April 2006, Mr. Abrams has received an aggregate of 2,720 Shares and on June 30, 2006 Mr. Abrams was granted 693 restricted stock units from the Issuer, in each case in lieu of payment in cash for services rendered by Mr. Abrams as a director of the Issuer. Each restricted stock unit is vested and represents a contingent right to receive one Share. The restricted stock units were vested on the date of grant, and vested Shares will be delivered to Mr. Abrams after the termination of his service as a director.

From August 11, 2006 to August 15, 2006, ACP II purchased 753,721 Shares at an aggregate purchase price of approximately $15,659,153, inclusive of brokerage commissions. During that same period, other private investment funds over which Mr. Abrams ultimately has voting and/or investment control purchased 474,100 Shares at an aggregate purchase price of $10,082,499, inclusive of brokerage commissions. As described in Item 5 below, Abrams Capital, Pamet L.P., Pamet LLC and Mr. Abrams beneficially own shares held by ACP II and/or such other private investment funds. Except as noted below, ACP II and each such other private investment fund used its own assets to purchase such Shares, which may at any given time include funds borrowed in the ordinary course in their margin accounts. In the case of one such other private investment fund, approximately $3,975,711 used to purchase Shares was obtained under a credit facility with Citibank, N.A., which is used to provide temporary liquidity pending the fulfillment of capital commitments by investors in such fund.

Item 4.	Purpose of Transaction

From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer including, without limitation,

(i) to hold the Shares as a passive investor or as an active investor (including as a member of a "group" with other beneficial owners of the Issuer's securities), (ii) to acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on such Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer or (v) to change their intention with respect to any or all of the matters referred to above or in Item 4. The Reporting Persons' decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential acquisitions or business combinations, market activity in the Issuer's securities, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Persons and other factors which the Reporting Persons may deem relevant to their investment decisions.

Except as set forth above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b) 2,573,713 Shares, representing approximately 9.41% of the Shares outstanding (based on information provided by the Issuer), are held by ACP II, of which Abrams Capital is the general partner and of which Pamet L.P. is the investment manager. Mr. Abrams is the managing member of Abrams Capital and of Pamet LLC, the general partner of Pamet L.P. and in such capacities has the power to vote and dispose of the Shares.

3,319,554 Shares, representing approximately 12.14% of the Shares outstanding (based on information provided by the Issuer), are held beneficially by Abrams Capital. Such Shares include the Shares held by ACP II and an aggregate of 745,841 Shares held by other private investment funds for which Abrams Capital serves as general partner. Mr. Abrams is the managing member of Abrams LLC and in such capacity has the power to vote and dispose of the Shares.

3,571,997 Shares, representing approximately 13.06% of the Shares outstanding (based on information provided by the Issuer), are held beneficially by Pamet L.P. Such Shares include the Shares held by ACP II and an aggregate of 998,284 Shares held by other private investment funds for which Pamet L.P. serves as investment manager. Mr. Abrams is the managing member of Pamet LLC, the general partner of Pamet L.P., and in such capacity has the power to vote and dispose of the Shares.

3,571,997 Shares, representing approximately 13.06% of the Shares outstanding (based on information provided by the Issuer), are held beneficially by Pamet LLC. Such Shares represent the Shares held beneficially by Pamet L.P., of which Pamet LLC is the general partner. Mr. Abrams is the managing member of Pamet LLC and in such capacity has the power to vote and dispose of the Shares.

3,755,910 Shares, representing approximately 13.73% of the Shares outstanding (based on information provided by the Issuer), are held beneficially by Mr. Abrams. Such Shares include the Shares held beneficially by Abrams Capital and by Pamet LLC, as well as 2,720 Shares and 693 restricted stock units (each unit representing a contingent right to receive one Share) held of record by Mr. Abrams. Mr. Abrams is the managing member of Abrams Capital and of Pamet LLC and in such capacities has the power to vote and dispose of the Shares.

Each of the Reporting Persons disclaims beneficial ownership of all of the above-described shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such shares for any purpose.

(c) See Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of ACP II and the other private investment funds for which Abrams Capital serves as general partner and/or Pamet L.P. serves as investment manager may, from time to time, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to securities of the Issuer. These arrangements do not and will not give the Reporting Persons voting or investment control over underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person) and, accordingly, the Reporting Persons disclaim beneficial ownership of any such underlying securities of the Issuer (other than Shares beneficially owned by any Reporting Person). Except as set forth in Item 4 of this Schedule 13D and as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1	Agreement, dated as of August 15, 2006, by and among ACP II, Abrams Capital, Pamet L.P., Pamet LLC and David Abrams.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2006

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of August 15, 2006, is by and among Abrams Capital Partners II, L.P., Abrams Capital, LLC, Pamet Capital Management, L.P., Pamet Capital Management, LLC and David Abrams (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.01 per share, of USA Mobility, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

ABRAMS CAPITAL PARTNERS II, L.P.

By: Abrams Capital, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, L.P.

By: Pamet Capital Management, LLC,

its General Partner

By: /s/ David Abrams

David Abrams, Managing Member

PAMET CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams

David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams

David Abrams, individually